UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Altisource Portfolio Solutions S.A.

(Name of Issuer)

Common stock

(Title of Class of Securities)

L0175J104

(CUSIP Number)

Barry N. Wish

1661 Worthington Road, Suite 100

West Palm Beach, Florida 33409

(561) 682-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 15, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: L0175J104

1.	Name of Reporting Person Barry N. Wish

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,466 (as of September 14, 2012); 86,155 (as of August 15, 2012)

	8.	Shared Voting Power 1,217,921 (as of September 14, 2012 and August 15, 2012)

	9.	Sole Dispositive Power 50,446 (as of September 14, 2012); 86,155 (as of August 15, 2012)

	10.	Shared Dispositive Power 1,217,921 (as of September 14, 2012 and August 15, 2012)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,268,387 (as of September 14, 2012); 1,304,076 (as of August 15, 2012)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.43%* (as of September 14, 2012); 5.58% (as of August 15, 2012)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No.: L0175J104

1.	Name of Reporting Person Wishco, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (as of September 14, 2012 and August 15, 2012)

	8.	Shared Voting Power 1,217,921 (as of September 14, 2012 and August 15, 2012)

	9.	Sole Dispositive Power 0 (as of September 14, 2012 and August 15, 2012)

	10.	Shared Dispositive Power 1,217,921 (as of September 14, 2012 and August 15, 2012)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,217,921 (as of September 14, 2012 and August 15, 2012)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.21% (as of September 14, 2012 and August 15, 2012)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.: L0175J104

1.	Name of Reporting Person Barry Wish Family Foundation, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (as of September 14, 2012 and August 15, 2012)

	8.	Shared Voting Power 0 (as of September 14, 2012 and August 15, 2012)

	9.	Sole Dispositive Power 0 (as of September 14, 2012 and August 15, 2012)

	10.	Shared Dispositive Power 0 (as of September 14, 2012 and August 15, 2012)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (as of September 14, 2012 and August 15, 2012)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%* (as of September 14, 2012 and August 15, 2012)

14.	Type of Reporting Person (See Instructions) CO

* The ownership percentage for each Reporting Person, as defined below is based upon 23,356,625 shares outstanding according to the Issuer.

This Amendment No. 2 amends and supplements the Schedule 13D, filed by Barry N. Wish, Wishco, Inc., a Delaware corporation (“Wishco”), and Barry Wish Family Foundation, Inc., a Florida non-profit corporation (“Foundation” and, together with Wishco and Mr. Wish, each, a “Reporting Person”, and together, the “Reporting Persons”) with the Securities and Exchange Commission (“SEC”) on September 1, 2011, as amended by Amendment No. 1 filed on February 16, 2012 (the “Original Filing”), relating to shares of common stock, par value $1.00 per share (“Common Stock”), of Altisource Portfolio Solutions S.A.., a company organized under the laws of Luxembourg (the “Issuer”).  Information reported in the Original Filing remains in effect except to the extent that it is expressly amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing.

ITEM 5.                  Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a)  As of September 14, 2012, Barry N. Wish beneficially owns: (i) 50,466 shares of Common Stock directly, (ii) 0 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 1,217,921 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto.  Wishco beneficially owns 1,217,921 shares of Common Stock held by Wishco.  Foundation beneficially owns 0 shares of Common Stock.

As of August 15, 2012, Barry N. Wish beneficially owned: (i)  86,155 shares of Common Stock directly, (ii) 0 shares of Common Stock held by Foundation, which is controlled by Mr. Wish, and (iii) 1,217,921 shares of Common Stock held by Wishco, which is controlled by Mr. Wish pursuant to his ownership of 93.0% of the common stock thereto.  Wishco beneficially owned 1,217,921 shares of Common Stock held by Wishco.  Foundation beneficially owned 0 shares of Common Stock.

For purposes of this Schedule 13D, the ownership percentage for each Reporting Person as of August 15, 2012 and September 14, 2012 is based upon 23,356,625 shares outstanding according to the Issuer.    As of September 14, 2012, Barry N. Wish beneficially owns 5.43% of the Common Stock, Wishco beneficially owns 5.21% of the Common Stock, and Foundation owns 0% of the Common Stock.  As of August 15, 2012, Barry N. Wish beneficially owns 5.58% of the Common Stock, Wishco beneficially owned 5.21% of the Common Stock, and Foundation owned 0% of the Common Stock

(b) Barry N. Wish:

(1) Sole Voting Power: 50,466 (as of September 14, 2012; 86,155 (as of August 15, 2012)

(2) Shared Voting Power: 1,217,921 (as of  September 14, 2012 and August 15, 2012)

(3) Sole Dispositive Power: 50,466 (as of September 14, 2012; 86,155 (as of August 15, 2012)

(4) Shared Dispositive Power: 1,217,921 (as of  September 14, 2012 and August 15, 2012)

Wishco, Inc.:

(1) Sole Voting Power: 0  (as of  September 14, 2012 and August 15, 2012)

(2) Shared Voting Power: 1,217,921  (as of  September 14, 2012 and August 15, 2012)

(3) Sole Dispositive Power: 0  (as of  September 14, 2012 and August 15, 2012)

(4) Shared Dispositive Power: 1,217,921  (as of  September 14, 2012 and August 15, 2012)

Barry Wish Family Foundation, Inc.:

(1) Sole Voting Power: 0 (as of  September 14, 2012 and August 15, 2012)

(2) Shared Voting Power: 0 (as of  September 14, 2012 and August 15, 2012)

(3) Sole Dispositive Power: 0 (as of  September 14, 2012 and August 15, 2012)

(4) Shared Dispositive Power: 0 (as of  September 14, 2012 and August 15, 2012)

(c) Transactions within past 60 days of August 15, 2012:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	07/02/2012	Foundation	Disposition	2,000	$74.30
2.	07/02/2012	Foundation	Disposition	2,000	$75.56
3.	07/30/2012	Barry N. Wish	Disposition	1,500	$78.53
4.	08/06/12	Barry N. Wish	Disposition	8,500	$81.05
5.	08/08/12	Barry N. Wish	Disposition	10,000	$84.20
6.	08/09/12	Barry N. Wish	Disposition	4,036	$84.11
7.	08/10/12	Barry N. Wish	Disposition	15,064	$83.61
8.	08/14/12	Barry N. Wish	Disposition	3,077	$84.91
9.	08/15/12	Barry N. Wish	Disposition	12,923	$84.67

Transactions between August 16, 2012 and September 14, 2012:

	Date	Reporting Person	Transaction	Number of Shares	Price per Share
1.	08/16/12	Barry N. Wish	Disposition	22,689	$87.84
2.	08/17/12	Barry N. Wish	Disposition	10,000	$90.10
3.	08/20/12	Barry N. Wish	Disposition	3,000	$91.73

(d) Not applicable.

(e) Not applicable.

ITEM 7.                                                     Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated September 14, 2012, by and among Barry N. Wish, Wishco, Inc., and Barry Wish Family Foundation, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 14, 2012

BARRY N. WISH

/s/ Barry N. Wish
Barry N. Wish

WISHCO, INC.

By:	/s/ Barry N. Wish
Barry N. Wish President

BARRY WISH FAMILY FOUNDATION, INC.

By:	/s/ Barry N. Wish
Barry N. Wish President